UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Battalion Oil Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

40537Q803
(CUSIP Number)

Todd E. Molz
General Counsel, Chief Administrative Officer & Managing Director
Oaktree Capital Group, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, California 90071
(213) 830-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS
OCM HLCN Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,881,798

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,881,798

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,881,798 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.7%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
In its capacity as the direct beneficial owner of 7,881,798 shares of common stock, par value $0.0001 (“Common Stock”) per share of the Issuer, including (a) 782,828 shares of Common Stock issuable upon conversion or redemption of the Series A Preferred Stock directly owned by OCM HLCN Holdings, L.P., (b) 1,313,942 shares of Common Stock issuable upon conversion or redemption of the Series A-1 Preferred Stock directly owned by OCM HLCN Holdings, L.P. and (c) 1,796,940 shares of Common Stock issuable upon conversion or redemption of the Series A-2 Preferred Stock directly owned by OCM HLCN Holdings, L.P.

(2)
All calculations of percentage ownership herein are based upon an aggregate of 16,456,563 shares of Common Stock outstanding as of December 15, 2023, in reliance on the representation made by the Issuer in the Series A-2 Purchase Agreement, plus (a) 782,828 shares of Common Stock issuable upon conversion or redemption of the shares of Series A Preferred Stock directly owned by OCM HLCN Holdings, L.P. (b) 1,313,942 shares of Common Stock issuable upon conversion or redemption of the Series A-1 Preferred Stock directly owned by OCM HLCN Holdings, L.P. and (c) 1,796,940 shares of Common Stock issuable upon conversion or redemption of the Series A-2 Preferred Stock directly owned by OCM HLCN Holdings, L.P.

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS
Oaktree Fund GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,881,798

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,881,798

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,881,798 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.7%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

________________
(1)
In its capacity as the direct beneficial owner of 7,881,798 shares of common stock, par value $0.0001 (“Common Stock”) per share of the Issuer, including (a) 782,828 shares of Common Stock issuable upon conversion or redemption of the Series A Preferred Stock directly owned by OCM HLCN Holdings, L.P., (b) 1,313,942 shares of Common Stock issuable upon conversion or redemption of the Series A-1 Preferred Stock directly owned by OCM HLCN Holdings, L.P. and (c) 1,796,940 shares of Common Stock issuable upon conversion or redemption of the Series A-2 Preferred Stock directly owned by OCM HLCN Holdings, L.P.

(2)
All calculations of percentage ownership herein are based upon an aggregate of 16,456,563 shares of Common Stock outstanding as of December 15, 2023, in reliance on the representation made by the Issuer in the Series A-2 Purchase Agreement, plus (a) 782,828 shares of Common Stock issuable upon conversion or redemption of the shares of Series A Preferred Stock directly owned by OCM HLCN Holdings, L.P. (b) 1,313,942 shares of Common Stock issuable upon conversion or redemption of the Series A-1 Preferred Stock directly owned by OCM HLCN Holdings, L.P. and (c) 1,796,940 shares of Common Stock issuable upon conversion or redemption of the Series A-2 Preferred Stock directly owned by OCM HLCN Holdings, L.P.

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS
Oaktree Fund GP I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,881,798

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,881,798

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,881,798 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.7%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

________________
(1)
In its capacity as the direct beneficial owner of 7,881,798 shares of common stock, par value $0.0001 (“Common Stock”) per share of the Issuer, including (a) 782,828 shares of Common Stock issuable upon conversion or redemption of the Series A Preferred Stock directly owned by OCM HLCN Holdings, L.P., (b) 1,313,942 shares of Common Stock issuable upon conversion or redemption of the Series A-1 Preferred Stock directly owned by OCM HLCN Holdings, L.P. and (c) 1,796,940 shares of Common Stock issuable upon conversion or redemption of the Series A-2 Preferred Stock directly owned by OCM HLCN Holdings, L.P.

(2)
All calculations of percentage ownership herein are based upon an aggregate of 16,456,563 shares of Common Stock outstanding as of December 15, 2023, in reliance on the representation made by the Issuer in the Series A-2 Purchase Agreement, plus (a) 782,828 shares of Common Stock issuable upon conversion or redemption of the shares of Series A Preferred Stock directly owned by OCM HLCN Holdings, L.P. (b) 1,313,942 shares of Common Stock issuable upon conversion or redemption of the Series A-1 Preferred Stock directly owned by OCM HLCN Holdings, L.P. and (c) 1,796,940 shares of Common Stock issuable upon conversion or redemption of the Series A-2 Preferred Stock directly owned by OCM HLCN Holdings, L.P.

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS
Oaktree Capital I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,881,798

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,881,798

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,881,798 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.7%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

________________
(1)
In its capacity as the direct beneficial owner of 7,881,798 shares of common stock, par value $0.0001 (“Common Stock”) per share of the Issuer, including (a) 782,828 shares of Common Stock issuable upon conversion or redemption of the Series A Preferred Stock directly owned by OCM HLCN Holdings, L.P., (b) 1,313,942 shares of Common Stock issuable upon conversion or redemption of the Series A-1 Preferred Stock directly owned by OCM HLCN Holdings, L.P. and (c) 1,796,940 shares of Common Stock issuable upon conversion or redemption of the Series A-2 Preferred Stock directly owned by OCM HLCN Holdings, L.P.

(2)
All calculations of percentage ownership herein are based upon an aggregate of 16,456,563 shares of Common Stock outstanding as of December 15, 2023, in reliance on the representation made by the Issuer in the Series A-2 Purchase Agreement, plus (a) 782,828 shares of Common Stock issuable upon conversion or redemption of the shares of Series A Preferred Stock directly owned by OCM HLCN Holdings, L.P. (b) 1,313,942 shares of Common Stock issuable upon conversion or redemption of the Series A-1 Preferred Stock directly owned by OCM HLCN Holdings, L.P. and (c) 1,796,940 shares of Common Stock issuable upon conversion or redemption of the Series A-2 Preferred Stock directly owned by OCM HLCN Holdings, L.P.

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS
OCM Holdings I, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,881,798

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,881,798

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,881,798 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.7%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

________________
(1)
In its capacity as the direct beneficial owner of 7,881,798 shares of common stock, par value $0.0001 (“Common Stock”) per share of the Issuer, including (a) 782,828 shares of Common Stock issuable upon conversion or redemption of the Series A Preferred Stock directly owned by OCM HLCN Holdings, L.P., (b) 1,313,942 shares of Common Stock issuable upon conversion or redemption of the Series A-1 Preferred Stock directly owned by OCM HLCN Holdings, L.P. and (c) 1,796,940 shares of Common Stock issuable upon conversion or redemption of the Series A-2 Preferred Stock directly owned by OCM HLCN Holdings, L.P.

(2)
All calculations of percentage ownership herein are based upon an aggregate of 16,456,563 shares of Common Stock outstanding as of December 15, 2023, in reliance on the representation made by the Issuer in the Series A-2 Purchase Agreement, plus (a) 782,828 shares of Common Stock issuable upon conversion or redemption of the shares of Series A Preferred Stock directly owned by OCM HLCN Holdings, L.P. (b) 1,313,942 shares of Common Stock issuable upon conversion or redemption of the Series A-1 Preferred Stock directly owned by OCM HLCN Holdings, L.P. and (c) 1,796,940 shares of Common Stock issuable upon conversion or redemption of the Series A-2 Preferred Stock directly owned by OCM HLCN Holdings, L.P.

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS
Oaktree Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,881,798

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,881,798

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,881,798 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.7%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

________________
(1)
In its capacity as the direct beneficial owner of 7,881,798 shares of common stock, par value $0.0001 (“Common Stock”) per share of the Issuer, including (a) 782,828 shares of Common Stock issuable upon conversion or redemption of the Series A Preferred Stock directly owned by OCM HLCN Holdings, L.P., (b) 1,313,942 shares of Common Stock issuable upon conversion or redemption of the Series A-1 Preferred Stock directly owned by OCM HLCN Holdings, L.P. and (c) 1,796,940 shares of Common Stock issuable upon conversion or redemption of the Series A-2 Preferred Stock directly owned by OCM HLCN Holdings, L.P.

(2)
All calculations of percentage ownership herein are based upon an aggregate of 16,456,563 shares of Common Stock outstanding as of December 15, 2023, in reliance on the representation made by the Issuer in the Series A-2 Purchase Agreement, plus (a) 782,828 shares of Common Stock issuable upon conversion or redemption of the shares of Series A Preferred Stock directly owned by OCM HLCN Holdings, L.P. (b) 1,313,942 shares of Common Stock issuable upon conversion or redemption of the Series A-1 Preferred Stock directly owned by OCM HLCN Holdings, L.P. and (c) 1,796,940 shares of Common Stock issuable upon conversion or redemption of the Series A-2 Preferred Stock directly owned by OCM HLCN Holdings, L.P.

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS
Oaktree Capital Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,881,798

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,881,798

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,881,798 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.7%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

________________
(1)
In its capacity as the direct beneficial owner of 7,881,798 shares of common stock, par value $0.0001 (“Common Stock”) per share of the Issuer, including (a) 782,828 shares of Common Stock issuable upon conversion or redemption of the Series A Preferred Stock directly owned by OCM HLCN Holdings, L.P., (b) 1,313,942 shares of Common Stock issuable upon conversion or redemption of the Series A-1 Preferred Stock directly owned by OCM HLCN Holdings, L.P. and (c) 1,796,940 shares of Common Stock issuable upon conversion or redemption of the Series A-2 Preferred Stock directly owned by OCM HLCN Holdings, L.P.

(2)
All calculations of percentage ownership herein are based upon an aggregate of 16,456,563 shares of Common Stock outstanding as of December 15, 2023, in reliance on the representation made by the Issuer in the Series A-2 Purchase Agreement, plus (a) 782,828 shares of Common Stock issuable upon conversion or redemption of the shares of Series A Preferred Stock directly owned by OCM HLCN Holdings, L.P. (b) 1,313,942 shares of Common Stock issuable upon conversion or redemption of the Series A-1 Preferred Stock directly owned by OCM HLCN Holdings, L.P. and (c) 1,796,940 shares of Common Stock issuable upon conversion or redemption of the Series A-2 Preferred Stock directly owned by OCM HLCN Holdings, L.P.

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS
Oaktree Capital Group Holdings GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,881,798

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,881,798

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,881,798 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.7%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

________________
(1)
In its capacity as the direct beneficial owner of 7,881,798 shares of common stock, par value $0.0001 (“Common Stock”) per share of the Issuer, including (a) 782,828 shares of Common Stock issuable upon conversion or redemption of the Series A Preferred Stock directly owned by OCM HLCN Holdings, L.P., (b) 1,313,942 shares of Common Stock issuable upon conversion or redemption of the Series A-1 Preferred Stock directly owned by OCM HLCN Holdings, L.P. and (c) 1,796,940 shares of Common Stock issuable upon conversion or redemption of the Series A-2 Preferred Stock directly owned by OCM HLCN Holdings, L.P.

(2)
All calculations of percentage ownership herein are based upon an aggregate of 16,456,563 shares of Common Stock outstanding as of December 15, 2023, in reliance on the representation made by the Issuer in the Series A-2 Purchase Agreement, plus (a) 782,828 shares of Common Stock issuable upon conversion or redemption of the shares of Series A Preferred Stock directly owned by OCM HLCN Holdings, L.P. (b) 1,313,942 shares of Common Stock issuable upon conversion or redemption of the Series A-1 Preferred Stock directly owned by OCM HLCN Holdings, L.P. and (c) 1,796,940 shares of Common Stock issuable upon conversion or redemption of the Series A-2 Preferred Stock directly owned by OCM HLCN Holdings, L.P.

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS
Brookfield Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,881,798

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,881,798

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,881,798 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.7%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

________________
(1)
In its capacity as the direct beneficial owner of 7,881,798 shares of common stock, par value $0.0001 (“Common Stock”) per share of the Issuer, including (a) 782,828 shares of Common Stock issuable upon conversion or redemption of the Series A Preferred Stock directly owned by OCM HLCN Holdings, L.P., (b) 1,313,942 shares of Common Stock issuable upon conversion or redemption of the Series A-1 Preferred Stock directly owned by OCM HLCN Holdings, L.P. and (c) 1,796,940 shares of Common Stock issuable upon conversion or redemption of the Series A-2 Preferred Stock directly owned by OCM HLCN Holdings, L.P.

(2)
All calculations of percentage ownership herein are based upon an aggregate of 16,456,563 shares of Common Stock outstanding as of December 15, 2023, in reliance on the representation made by the Issuer in the Series A-2 Purchase Agreement, plus (a) 782,828 shares of Common Stock issuable upon conversion or redemption of the shares of Series A Preferred Stock directly owned by OCM HLCN Holdings, L.P. (b) 1,313,942 shares of Common Stock issuable upon conversion or redemption of the Series A-1 Preferred Stock directly owned by OCM HLCN Holdings, L.P. and (c) 1,796,940 shares of Common Stock issuable upon conversion or redemption of the Series A-2 Preferred Stock directly owned by OCM HLCN Holdings, L.P.

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS
BAM Partners Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,881,798

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,881,798

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,881,798 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.7%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

________________
(1)
In its capacity as the direct beneficial owner of 7,881,798 shares of common stock, par value $0.0001 (“Common Stock”) per share of the Issuer, including (a) 782,828 shares of Common Stock issuable upon conversion or redemption of the Series A Preferred Stock directly owned by OCM HLCN Holdings, L.P., (b) 1,313,942 shares of Common Stock issuable upon conversion or redemption of the Series A-1 Preferred Stock directly owned by OCM HLCN Holdings, L.P. and (c) 1,796,940 shares of Common Stock issuable upon conversion or redemption of the Series A-2 Preferred Stock directly owned by OCM HLCN Holdings, L.P.

(2)
All calculations of percentage ownership herein are based upon an aggregate of 16,456,563 shares of Common Stock outstanding as of December 15, 2023, in reliance on the representation made by the Issuer in the Series A-2 Purchase Agreement, plus (a) 782,828 shares of Common Stock issuable upon conversion or redemption of the shares of Series A Preferred Stock directly owned by OCM HLCN Holdings, L.P. (b) 1,313,942 shares of Common Stock issuable upon conversion or redemption of the Series A-1 Preferred Stock directly owned by OCM HLCN Holdings, L.P. and (c) 1,796,940 shares of Common Stock issuable upon conversion or redemption of the Series A-2 Preferred Stock directly owned by OCM HLCN Holdings, L.P.

EXPLANATORY NOTE

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the “SEC”) on October 22, 2019 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto filed with the SEC on March 31, 2023 and Amendment No. 2 thereto, filed with the SEC on September 8, 2023 (collectively, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 3 shall the meanings herein as are ascribed to such terms in the Schedule 13D.

Item 1.	Security and Issuer.

Item 1 is hereby amended by adding the following:

This Amendment No. 3 relates to shares of Common Stock, $0.0001 par value per share (the “Common Stock”) of Battalion Oil Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 3505 West Sam Houston Parkway North, Suite 300, Houston, TX 77043.

Item 2.	Identity and Background.

Item 2(b) is hereby amended and restated as follows:

The principal business address of each of the Reporting Persons and each Covered Person, other than Brookfield and BAM Partnership, is c/o Oaktree Capital Group, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. The principal business address of Brookfield Corporation and BAM Partnership is 181 Bay Street, Suite 100, Brookfield Place, Toronto, Ontario, Canada M5J 2T3.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following:

As described in Item 4 below, on December 15, 2023, OCM HLCN purchased 11,159 shares of Series A-2 Convertible Redeemable Preferred Stock of the Issuer, par value $0.0001 per share (the “Series A-2 Preferred Stock”), for aggregate consideration of approximately $10.9 million pursuant to the Series A-2 Purchase Agreement, dated December 15, 2023 (the “Series A-2 Purchase Agreement”), by and among the Issuer, OCM HLCN and the other purchasers party thereto. No borrowed funds were used to purchase such shares of Common Stock.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by adding the following:

The information set forth in amended Items 3 and 6 and the Exhibits to Amendment No. 3 are incorporated herein by reference.

On December 15, 2023, the Issuer, OCM HLCN and the other purchasers party thereto entered into the Series A-2 Purchase Agreement. On December 15, 2023, OCM HLCN purchased 11,159 shares of Series A-2 Preferred Stock for approximately $10.9 million.

OCM HLCN’s purchase of Series A-2 Preferred Stock was in connection with the entry of the Issuer, on December 14, 2023, into an Agreement and Plan of Merger (the “Merger Agreement”) with Fury Resources, Inc., a Delaware corporation (“Parent”), and San Jacinto Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a direct, wholly owned subsidiary of Parent. The transaction is expected to close in the first quarter of 2023, subject to various closing conditions.

The transactions expected to be completed in connection with the closing of the Merger Agreement are described below in Item 6.

Increases in the Reporting Persons’ beneficial ownership of Series A Preferred Stock and Series A-1 Preferred Stock reported herein are a result of PIK accruals.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (b) are hereby amended and restated as follows:

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

OCM HLCN directly holds 3,988,088 shares of Common Stock and beneficially owns shares of Common Stock issuable upon conversion of Series A Preferred Stock, shares of Common Stock issuable upon conversion of Series A-1 Preferred Stock, and shares of Common Stock issuable upon conversion of Series A-2 Preferred Stock. In this regard, the shares of the Series A Preferred Stock, the shares of the Series A-1 Preferred Stock, and the shares of the Series A-2 Preferred Stock directly held by OCM HLCN are currently convertible, based on their respective Conversion Ratios set forth in Item 6 of this Schedule 13D (as amended), into 782,828, 1,313,942 and 1,796,940 shares of Common Stock, respectively. OCM HLCN has the sole power to vote and dispose of all such shares.

Due to the nature of the Voting Agreement, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13d-5 of the Act (as defined in this Schedule 13D), comprised of the Reporting Persons and the Voting Agreement Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any of the Voting Agreement Members. The Reporting Persons hereby expressly disclaim beneficial ownership of any Common Stock beneficially owned by any of the Voting Agreement Members or any other person, and do not affirm membership in a “group” (within the meaning of Rule 13d-5 of the Act) with any of the Voting Agreement Members or any other person, and this Schedule 13D shall not be construed as acknowledging that the Reporting Persons, for any or all purposes, beneficially owns any Common Stock beneficially owned by any of the Voting Agreement Members or any other person or is a member of a group with any of the Voting Agreement Members or any other person.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following:

Agreement and Plan of Merger

Pursuant to the Merger Agreement, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer surviving as a wholly owned subsidiary of Parent. Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”): (a) each share of Common Stock shall be converted into the right to receive $9.80 in cash, without interest (the “Merger Consideration”), and such shares shall automatically be canceled and cease to exist; and (b) each share of (i) Series A Redeemable Convertible Preferred Stock of the Issuer, par value $0.0001 per share (“Series A Preferred Stock”), (ii) Series A-1 Redeemable Convertible Preferred Stock of the Issuer, par value $0.0001 per share (the “Series A-1 Preferred Stock”), and (iii) preferred stock of the Issuer issued following the execution and delivery of the Merger Agreement but prior to the Effective Time (the “New Preferred Stock” and, together with the Series A Preferred Stock and the Series A-1 Preferred Stock, collectively, the “Preferred Stock”) shall be converted into the right to receive such consideration as is set forth in the applicable certificate of designations pertaining to such series of Preferred Stock, and such shares shall automatically be canceled and cease to exist.

This summary is qualified in its entirety by reference to the full text of the Merger Agreement which is incorporated by reference herein.

Contribution, Rollover and Sale Agreement

In connection with the transactions contemplated by the Merger Agreement, OCM HLCN entered into the Contribution Agreement with Parent and Luminus, pursuant to which the Rollover Sellers have agreed, prior to the Effective Time, to contribute to Parent the Rollover Shares in exchange for shares of the Series A Preferred Stock, par value $0.0001 per share, of Parent (the “Parent Preferred Stock”).  In the event that the aggregate Rollover Value (as defined below) of OCM HLCN’s Rollover Shares exceeds its Maximum Rollover Amount (as defined below), then OCM HLCN has agreed, prior to the Effective Time, to sell to Parent the shares of Series A-2 Preferred Stock and New Preferred Stock (if issued prior to the Effective Time) that have an aggregate Rollover Value (as defined below) equal to such excess, for a cash purchase price equal to the aggregate Rollover Value of such shares of Series A-2 Preferred Stock (i.e., a cash purchase price equal to such excess).  For purposes of the Contribution Agreement:  (a) the “Rollover Value” of each share of the Issuer (i) Series A Preferred Stock is $1,240, (ii) Series A-1 Preferred Stock is $1,086, and (iii) Series A-2 Preferred Stock and New Preferred Stock is the redemption price determined pursuant to Section 8(a) of the Series A-2 Certificate of Designations (as defined below) for such Series A-2 Preferred Stock, or the Certificate of Designations for such New Preferred Stock, as applicable, in each case as of the closing of the transactions contemplated by the Contribution Agreement; provided, that in the case of the foregoing clauses (i) and (ii), if such closing does not take place on or prior to February 5, 2024, such amount shall increase at an annual rate of 16% until such closing occurs; and (b) the “Maximum Rollover Amount” of OCM HLCN is $27,556,191.

The Contribution Agreement contains representations, warranties, and covenants of Parent and each of the Rollover Sellers, as well as other obligations of the parties. The closing of the transactions contemplated by the Contribution Agreement is conditioned on the satisfaction or waiver of certain customary closing conditions, including the accuracy of the representations and warranties in the Contribution Agreement, the compliance by the parties with the covenants in the Contribution Agreement, the satisfaction or waiver of all conditions to the closing of the Merger, and the consummation by Parent of a common equity financing for total aggregate cash proceeds of at least $200,000,000.

This summary is qualified in its entirety by reference to the full text of the Contribution Agreement which is incorporated by reference herein.

Voting Agreement

Concurrently with the execution and delivery of the Merger Agreement, OCM HLCN entered into the Voting Agreement with the Voting Agreement Members.  Under the Voting Agreement, the Rollover Sellers agreed to, among other things, vote the Covered Shares in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby, subject to the limitations set forth in the Voting Agreement. Each Rollover Seller’s respective obligations under the Voting Agreement will automatically terminate upon the earliest to occur of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) any amendment, modification or waiver of any provision of the Merger Agreement that (a) reduces the amount of Merger Consideration payable pursuant thereto or otherwise modifies the form of consideration for the Merger, (b) is adverse to any Rollover Seller relative to the other stockholders of the Issuer or (c) would reasonably be expected to materially jeopardize the closing of the Merger, in the case of each of the foregoing clauses (a), (b) and (c), without the express written approval of the Rollover Sellers, or (iv) written notice of termination of the Voting Agreement by Parent to the Rollover Sellers.

This summary is qualified in its entirety by reference to the full text of the Voting Agreement which is incorporated by reference herein.

Parent Preferred Stock Purchase Agreement

In connection with the transactions contemplated by the Merger Agreement, on December 14, 2023, OCM HLCN entered into the Parent Preferred Stock Purchase Agreement with Parent and the other Parent Preferred Stock Purchasers, pursuant to which OCM HLCN has agreed, prior to the Effective Time, to purchase certain shares of Parent Preferred Stock from Parent at a purchase price of $1,000 per share.  The aggregate purchase price for the shares of Parent Preferred Stock that OCM HLCN has agreed to purchase pursuant to the Parent Preferred Stock Purchase Agreement is calculated based on the Rollover Value of the Rollover Shares contributed by it to Parent pursuant to the Contribution Agreement, such that if the Rollover Value of such Rollover Shares equals or exceeds OCM HLCN’s agreed aggregate purchase price (which is equal to OCM HLCN’s Maximum Rollover Amount), OCM HLCN will not have any obligation to purchase any additional shares of Parent Preferred Stock.

The Parent Preferred Stock Purchase Agreement contains representations, warranties, and covenants of Parent and each of the Parent Preferred Stock Purchasers, as well as other obligations of the parties. The closing of the transactions contemplated by the Parent Preferred Stock Purchase Agreement is conditioned on certain customary closing conditions, including the accuracy of the representations and warranties in the Parent Preferred Stock Purchase Agreement, the compliance by the parties with the covenants in the Parent Preferred Stock Purchase Agreement, the satisfaction of all conditions to the closing of the Merger, the consummation of the transactions contemplated by the Contribution Agreement, and the consummation by Parent of a common equity financing for total aggregate cash proceeds of at least $200,000,000.

This summary is qualified in its entirety by reference to the full text of the Parent Preferred Stock Purchase Agreement which is incorporated by reference herein.

Amendment to Series A-1 Preferred Stock Certificate of Designations

On December 15, 2023, the Issuer filed a certificate of amendment to the Certificate of Designations of Series A- 1 Preferred Stock (the “Series A-1 CoD”) with the Delaware Secretary of State (such amendment, the “Series A-1 CoD Amendment”). The Series A-1 CoD Amendment, which has been approved by the requisite holder(s) of Series A-1 Preferred Stock, amends, among other things, certain provisions of the Series A-1 CoD, as follows: (a) the period during which holders of Series A-1 Preferred Stock may convert their shares of Series A-1 Preferred Stock into Common Stock shall not commence until the date that is two hundred forty (240) days following the Issuance Date  (as defined in the Series A-1 CoD); (b) the period during which the Issuer may redeem shares of Series A-1 Preferred Stock at a price per share equal to one hundred and two percent (102%) of the then-current Liquidation Preference (as defined in the Series A-1 CoD) has been changed such that the period shall begin on the date that is one hundred twenty (120) days after the Issuance Date and end on the date that is two hundred thirty-nine (239) days after such Issuance Date; (c) the period during which the Issuer may redeem shares of Series A-1 Preferred Stock at a price per share equal to one hundred and five percent (105%) of the then-current Liquidation Preference (as defined in the Series A-1 CoD) has been changed such that the period shall begin on the date that is two hundred and forty (240) days after the Issuance Date and end on the first (1st) anniversary of the Issuance Date; (d) (i) with respect to the option of the holders of Series A-1 Preferred Stock to convert their Series A-1 Preferred Stock into a right to receive a cash payment per share of Series A-1 Preferred Stock in connection with a Change of Control (as defined in the Series A-1 CoD), the cash price has been changed from an amount equal to the then-applicable Liquidation Preference to an amount equal to the then-applicable Redemption Price (as defined in the Series A-1 CoD) per share of such Series A-1 Preferred Stock, and (ii) the period during which holders of Series A-1 Preferred Stock may exercise such conversion option in connection with a Change of Control has been changed from any time on or prior to the one hundred fiftieth (150th) day to the two hundred fortieth (240th) day following the Issuance Date; (e) the period during which the Issuer must offer each holder of Series A-1 Preferred Stock a cash payment per share of Series A-1 Preferred Stock equal to the then-applicable Redemption Price in connection with a Change of Control has been changed from the period following the occurrence of both the one hundred fiftieth (150th) day following the Issuance Date and the end of the Term Loan Restricted Period (as described in the Series A-1 CoD) to the period following the occurrence of both the two hundred fortieth (240th) day following the Issuance Date and the end of the Term Loan Restricted Period, and (f) the period during which the Issuer shall have the option to offer each holder of Series A-1 Preferred Stock a cash payment per share of Series A-1 Preferred Stock equal to the then-applicable Redemption Price in connection with a Change of Control has been changed from the period beginning on the one hundred fiftieth (150th) day following the Issuance Date and ending at the end of the Term Loan Restricted Period to the period beginning on the two hundred fortieth (240th) day following the Issuance Date and ending at the end of the Term Loan Restricted Period.

This summary is qualified in its entirety by reference to the full text of the Series A-1 COD Amendment which is incorporated by reference herein.

Series A-2 Purchase Agreement

On December 15, 2023, the Issuer, OCM HLCN and the other purchasers party thereto entered into the Series A-2 Purchase Agreement, pursuant to which OCM HLCN purchased 11,159 shares of Series A-2 Preferred Stock for approximately $10.9 million. The Series A-2 Purchase Agreement also provides, among other things, that the affirmative vote or prior written consent of the purchasers of Series A-2 Preferred Stock holding at least two-thirds (66 2/3/%) of the shares held by such purchasers must be obtained prior to the entry by Issuer into any transaction that is expected to result in a change of control, unless each holder of outstanding shares of Series A-2 Preferred Stock is given the option to receive a cash payment per share equal to the then applicable Redemption Price (as defined in the Series A-2 Certificate of Designations).

The foregoing description of the Series A-2 Purchase Agreement is qualified in its entirety by reference to the full text of the Series A-2 Purchase Agreement which is incorporated by reference herein.

Series A-2 Certificate of Designations

Subject to the terms and conditions of the Series A-2 Certificate of Designations the Issuer filed with the Delaware Secretary of State on December 15, 2023 (the “Series A-2 Certificate of Designations”), commencing on April 13, 2024, all or any portion of the shares of Series A-2 Preferred Stock may be converted into Common Stock at any time based on the then-applicable liquidation preference (as determined in accordance with the Series A-2 Certificate of Designations) divided by the applicable conversion price (the “Conversion Ratio”). The ordinary conversion price of the Series A-2 Preferred Stock is $6.21 per share and is subject to adjustment for stock splits, combinations, certain distributions or similar events.

Subject to the terms and conditions of the Series A-2 Certificate of Designations, if based on the Issuer’s financial statements for any fiscal quarter and a reserve report as of the same date, as of such date: (x) the PDP PV-20 value (as determined in accordance with the Series A-2 Certificate of Designations) divided by (y) the number of outstanding shares of Common Stock, calculated on a fully diluted basis is equal to or exceeds 130% of the conversion price, then the Issuer may, from time to time until such time that the foregoing conditions are no longer satisfied or a Material Adverse Effect (as defined in the Series A-2 Purchase Agreement) has occurred since the date of the most recent financial statements that met the foregoing conditions, cause the conversion of all or any portion of the Series A-2 Preferred Stock into Common Stock using the then-applicable Conversion Ratio. The shares of Series A-2 Preferred Stock are also subject to redemption by the Issuer at any time following the closing date of the issuance of shares of Series A-2 Preferred Stock in accordance with the terms of the Series A-2 Certificate of Designations. In the event of a change of control transaction, the shares of Series A-2 Preferred Stock are subject to redemption or conversion in accordance with the terms of the Series A-2 Certificate of Designations.

This summary is qualified in its entirety by reference to the full text of the Series A-2 Certificate of Designations which is incorporated by reference herein.

Amendment No. 3 to Registration Rights Agreement

Concurrently with the closing of transactions contemplated by the Series A-2 Purchase Agreement, OCM HLCN entered into Amendment No. 3 to the Registration Rights Agreement, dated October 8, 2019, as amended by the Amendment No. 1 thereto on March 28, 2023 and Amendment No. 2 thereto on September 6, 2023 (the “Third RRA Amendment”) with the Issuer and certain other stockholders of the Issuer listed on the signature pages thereto. The Third RRA Amendment, among other things amended the definition of Registrable Securities to include the shares of Common Stock issuable upon conversion or redemption of the shares of Series A-2 Preferred Stock.

This summary is qualified in its entirety by reference to the full text of the Third RRA Amendment which is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 10
Agreement and Plan of Merger, dated as of December 14, 2023, by and among the Issuer, Parent, and Merger Sub (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K, filed on December 18, 2023).

Exhibit 11	Form of Contribution Agreement (incorporated by reference to Exhibit C to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K, filed on December 18, 2023).
Exhibit 12	Form of Voting Agreement (incorporated by reference to Exhibit A to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K, filed on December 18, 2023).
Exhibit 13	Form of Parent Purchase Agreement (incorporated by reference to Exhibit B to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K, filed on December 18, 2023).
Exhibit 14
Certificate of Amendment to Certificate of Designations of Series A‑1 Redeemable Convertible Preferred Stock effective December 15, 2023 (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K, filed on December 18, 2023).

Exhibit 15
Amendment No. 3 to the Registration Rights Agreement, dated December 15, 2023, by and among the Issuer and the holders named therein and incorporated by reference to Exhibit 10.2 to the Form 8-K filed with the SEC by the Issuer on December 18, 2023.

Exhibit 16	Certificate of Designations, dated December 15, 2023, of the Issuer and incorporated by reference to Exhibit 3.2 to the Form 8-K filed with the SEC by the Issuer on December 18, 2023.
Exhibit 17
Series A-2 Stock Purchase Agreement, dated December 15, 2023, by and among the Issuer, OCM HLCN and the other parties thereto and incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the SEC by the Issuer on December 18, 2023.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2023
OCM HLCN HOLDINGS, L.P.

	By:	Oaktree Fund GP, LLC
	Its:	General Partner
	By:	Oaktree Fund GP I, L.P.
	Its:	Managing Member

	By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

OAKTREE FUND GP, LLC

	By:	Oaktree Fund GP I, L.P.
	Its:	Managing Member

	By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

OAKTREE FUND GP I, L.P.

	By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

OAKTREE CAPITAL I, L.P.

	By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

OCM HOLDINGS I, LLC

	By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

OAKTREE HOLDINGS, LLC

	By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

OAKTREE CAPITAL GROUP, LLC

	By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

BROOKFIELD CORPORATION

By:	/s/ Swati Mandava
Name:	Swati Mandava
Title:	Managing Director — Legal & Regulatory

BAM PARTNERS TRUST, by its trustee, BAM CLASS B PARTNERS INC.

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Secretary